KEEPERS US INC.

Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2025 and 2024

KEEPERS US INC.
TABLE OF CONTENTS



To the Board of Directors of
Keepers US Inc.
Lafayette, LA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Keepers US Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $610,151 and $440,667 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an accumulated deficit of $1,476,256 and limited liquid assets with $5,158 of cash relative to current liabilities of $24,270. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 9, 2026

Artesian CPA, LLC
1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KEEPERS US INC.
BALANCE SHEETS
As of December 31, 2025 and 2024

		2025		2024
ASSETS				
Current Assets:				
Cash and cash equivalents	$	5,158	$	95,480
Accounts receivable		5,087		2,030
Prepaid expenses and other current assets		-		27,000
Total Current Assets		10,245		124,510
Non-Current Assets:				
Property and equipment, net		5,194		7,756
Total Non-Current Assets		5,194		7,756
TOTAL ASSETS	$	15,439	$	132,266
LIABILITIES AND STOCKHOLDER'S EQUITY/(DEFICIT)				
Current Liabilities:				
Accounts payable and accrued expenses	$	7,315	$	14,073
Line of credit		16,955		-
Total Current Liabilities		24,270		14,073
Non-current Liabilities:				
Future equity obligations		1,467,411		984,284
Total Non-current Liabilities		1,467,411		984,284
Total Liabilities		1,491,681		998,357
Stockholder's Equity/(Deficit):				
Common stock, $0.01 par, 1,500 shares authorized, 1,350 issued and outstanding as of both December 31, 2025 and 2024.		14		14
Accumulated deficit		(1,476,256)		(866,105)
Total Stockholder's Equity/(Deficit)		(1,476,242)		(866,091)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY/(DEFICIT)	$	15,439	$	132,266

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

KEEPERS US INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	2025	2024
Revenues:		
Revenues from services	$ 590,244	$ 336,507
Revenues from subscriptions	12,046	-
Total Revenues	602,290	336,507
Cost of providing services	(396,739)	(231,461)
Gross profit/(loss) from services	205,551	105,046
Operating Expenses:		
Research and development	127,892	332,367
General and administrative expense	300,769	344,137
Marketing and advertising expense	11,220	16,535
Total Operating Expenses	439,881	693,039
Loss from operations	(234,330)	(587,993)
Other Income/(Expense):		
Interest expense	(2,693)	-
Change in fair value of future equity obligations	(373,128)	147,326
Total Other Income/(Expense)	(375,821)	147,326
Net loss before income taxes	(610,151)	(440,667)
Income taxes	-	-
Net loss	$ (610,151)	$ (440,667)

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

KEEPERS US INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY/(DEFICIT)
For the years ended December 31, 2025 and 2024

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity/(Deficit)
Balance at January 1, 2024	1,350	$ 14	$ (425,438)	$ (425,424)
Net loss	-	-	(440,667)	(440,667)
Balance at December 31, 2024	1,350	14	(866,105)	(866,091)
Net loss	-	-	(610,151)	(610,151)
Balance at December 31, 2025	1,350	$ 14	$ (1,476,256)	$ (1,476,242)

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

KEEPERS US INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	2025	2024
Cash Flows from Operating Activities		
Net loss	$ (610,151)	$ (440,667)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,562	2,562
Change in fair value of future equity obligations	373,127	(147,326)
Change in operating assets and liabilities:		
Accounts receivable	(3,057)	2,017
Prepaid expenses	27,000	(26,000)
Accounts payable and accrued expenses	(6,758)	9,745
Net cash used in operating activities	(217,277)	(599,669)
Cash Flows from Financing Activities		
Advances from lines of credit	18,500	-
Repayments on lines of credit	(1,545)	-
Proceeds from future equity obligations	110,000	575,000
Net cash provided by financing activities	126,955	575,000
Net change in cash	(90,322)	(24,669)
Cash at beginning of the period	95,480	120,149
Cash at end of the period	$ 5,158	$ 95,480
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 2,693	$ -
Cash paid for income tax	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

KEEPERS US INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Keepers US Inc. (the "Company") was formed as a Delaware corporation on June 24, 2022. The Company provides technology-driven operations infrastructure for the short term rental industry. Through its proprietary platform, Keepers automates the execution of critical property operations, beginning with housekeeping and expanding into broader operational workflows that keep properties guest ready and running efficiently. Keepers enables short term rental hosts, property managers, and organizations to remove the manual burden of scheduling, job creation, oversight, and day to day operational management by replacing fragmented processes with a streamlined automated system built to support reliability, scalability, and consistent property readiness.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, allowance for credit losses, fair value of assets and liabilities, and estimated useful lives of property and equipment.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company's cash in bank balances did not exceed federally insured limits as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company's cash in banks were $5,158 and $95,480, respectively.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. No allowance for doubtful accounts was deemed necessary as of December 31, 2025 and 2024.

Property and Equipment

The Company's property and equipment are carried at cost, less accumulated depreciation. Depreciation of computer equipment is recognized on the straight-line method over the estimated useful lives of the assets for 5 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Leases

The Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheets and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption did not have any impact on the Company's financial statements since its lease is short-term in nature.

SAFE Agreements

The Company determined that the SAFE agreements are debt and accounted for under ASC 470. Given the potential cash settlement upon a liquidity event, and the variable number of equity shares issuable upon settlement due to the valuation cap provisions, the Company classified the SAFE notes as a liability at their fair value. The SAFE notes were remeasured to fair value each reporting period.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, receivables, accounts payable and line of credit, and future equity obligations.

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2025 and 2024, the carrying amounts of the Company's financial assets and liabilities reported in the consolidated balance sheets approximate their fair value. See Note 5 for discussions of the valuation of future equity obligations.

<u>Revenue Recognition</u>

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives revenue from technology-enabled housekeeping and property operations services, as well as subscription-based access to certain platform features. The Company uses its proprietary platform to automate and manage operational workflows for short term rental properties, including job creation, scheduling, oversight, and related service management.

Revenue from housekeeping and related operational services is recognized at a point in time upon completion of the underlying service, which is when the customer receives the benefit of the service and the Company has satisfied its performance obligation.

The Company also generates subscription revenue from access to certain platform features that support property operations and service management. Subscription revenue is recognized over time during the contractual service period, as the customer simultaneously receives and consumes the benefits of the service. Subscription fees are generally billed on a monthly basis. Subscription revenue was introduced during 2025 and was not applicable in 2024.

As of December 31, 2025 and 2024, the Company had no contract assets or contract liabilities.

As of December 31, 2025 and 2024, two customers were responsible for 62.31% and 70.16% of all revenue, respectively. The customers making up the revenue concentration are property managers or rental organizations that involve many different independently owned properties under their umbrella.

Costs of Providing Services

Costs of providing services are associated with housekeeping/turnover services and includes cleaners, applicable contract labor, and stripe fees.

Advertising

Advertising costs are expensed as incurred. Advertising costs totaled $11,220 and $16,535 for the years ended December 31, 2025 and 2024, respectively.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

Income taxes are provided in accordance with ASC 740, Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company's tax returns for periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recently Issued and Adopted Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

KEEPERS US INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $610,151 and $440,667 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an accumulated deficit of $1,476,256 and limited liquid assets with $5,158 of cash relative to current liabilities of $24,270. These factors, amongst others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flow from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional financing. The Company intends to raise equity financing through a Regulation CF raise in April 2026 to fund its cash flow needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

NOTE 4: PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of computer equipment amounting to $12,808 at cost as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, the accumulated depreciation amounted to $7,614 and $5,052, respectively.

Depreciation expense related to property and equipment for both the years ended December 31, 2025 and 2024 was $2,562, which was included in the general and administrative expenses in the statements of operations.

NOTE 5: FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Level 1	Level 2	Level 3	Total
Liabilities:				
Simple agreement for future equity	$ -	$ -	$ 984,284	$ 984,284
Balances at December 31, 2024	$ -	$ -	$ 984,284	$ 984,284
Liabilities:				
Simple agreement for future equity	$ -	$ -	$ 1,467,411	$ 1,467,411
Balances at December 31, 2025	$ -	$ -	$ 1,467,411	$ 1,467,411

KEEPERS US INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The simple agreements for future equity may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the simple agreements for future equity, including a liquidity event or future equity financing, as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

Subjective inputs used in the calculations as of December 31, 2025 included probability estimates, where the Company assumed a 5%, 90%, and 5% probability of liquidity event, equity financing event, and dissolution event, respectively, as the ultimate settlement outcomes of the future equity obligations.

Subjective inputs used in the calculations as of December 31, 2024 included probability estimates, where the Company assumed a 5%, 65%, and 30% probability of liquidity event, equity financing event, and dissolution event, respectively, as the ultimate settlement outcomes of the future equity obligations.

The Company also utilized various other inputs including the potential number of shares to be converted based on the agreement terms (see Note 8), the Company's respective capitalization as of December 31, 2025 and 2024, and the Company's valuation of its common stock.

The following table presents changes in Level 3 liabilities measured at fair value for the year, ended December 31, 2025 and 2024:

	Future Equity Agreements
Outstanding as of December 31, 2023	$ 556,610
Issuance of simple agreements for future equity	575,000
Change in fair value	(147,326)
Outstanding as of December 31, 2024	984,284
Issuance of simple agreements for future equity	110,000
Change in fair value	373,127
Outstanding as of December 31, 2025	$ 1,467,411

NOTE 6: LINE OF CREDIT

The Company entered a Business Line Credit Agreement with ODK Capital, LLC with initial credit limit of $33,000 on November 12, 2025. The agreement bears 63.50% annual interest rate and requires 18 monthly repayments through its expiration in 2027. The Company made a drawdowns amounting to $18,500 and repayments of $1,545 during the year ended December 31, 2025. As of December 31, 2025, the total outstanding line of credit amounted to $16,955, including accrued interest of $116. As of December 31, 2025, the Company incurred $2,693 in interest expense. The line of credit is guaranteed by a related party.

NOTE 7: STOCKHOLDER'S DEFICIT

As of December 31, 2025 and 2024, the Company was authorized to issue a total of 1,500 shares of common stock, with $0.01 par value.

As of December 31, 2025 and 2024, the Company was authorized to issue 1,500 shares of common stock, par value $0.01 per share. As of December 31, 2025 and 2024, 1,350 shares of common stock were issued and outstanding, all of which were held by the Company's founder. These founder shares were issued subject to vesting, including a one-year cliff and a four-year total vesting period that commenced in 2022. The remaining 150 authorized shares were unissued and available for future issuance, including for employee equity awards or other corporate purposes, as determined by the Company.

NOTE 8: FUTURE EQUITY OBLIGATIONS

The Company issued SAFEs to investors in 2025 and 2024 amounting to a total of $110,000 and $575,000, respectively. These agreements provide the right for the investors to acquire future equity in the Company or repayment under certain scenarios, as follows:

- Equity Financing: If and upon an equity financing event, the SAFEs convert into the Company's stock at a 20% discount to the pricing in the triggering equity financing event. $570,000 of the SAFE agreements are subject to a $7,500,000 valuation cap against the Company's then outstanding capitalization, where the conversion price is whichever produces more shares between the discount and the valuation cap.

- Liquidity Event: If and upon a liquidity event, the SAFEs are to receive the greater of: A) repayment of the purchase amount; B1) with respect to the initial $671,710 issuances, the amount that would be payable if the SAFEs were converted to the Company's stock at a conversion price of 80% of the pricing in the triggering liquidity event; B2) with respect to the later $570,000 of issuances, the amount that would be payable if the SAFEs were converted to the Company's stock at a conversion price implied by a $7,500,000 valuation on the Company's then outstanding capitalization.
- Dissolution Event: If and upon a dissolution event, the SAFEs are entitled to payment of up to the purchase amount, junior to all other debts of the Company but senior to payments to stockholders.

As of December 31, 2025 and 2024, the total purchase amount of SAFEs outstanding was $1,241,610 and $1,131,610, respectively. See Note 5 for discussion on the fair value of the SAFEs.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is -based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2025 and 2024, the Company had net operating loss (NOL) carryforwards of $1,249,458 and $1,012,436, respectively.

The Company pays Federal and Louisiana income taxes at rates of approximately 21% and 5.5%, respectively, and has used an effective blended rate of 25.35% to derive net tax assets of $316,675 and $256,602 as of December 31, 2025 and 2024, respectively. The effective rate is reduced to 0% for 2025 and 2024 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize NOL carryforwards will depend on its ability to generate adequate future taxable income. NOLs can be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

NOTE 11: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 9, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.